UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO Sec.240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO Sec.240.13d-2

(Amendment No. __)*

FREESEAS INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

Y26496102
(CUSIP Number)

February 13, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. Y26496102	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Hanover Holdings I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 1,850,000* (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000* (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.86%* (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

* Subject to adjustment. (See Item 4)

SCHEDULE 13G

CUSIP No. Y26496102	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 1,850,000* (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000* (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.86%* (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Subject to adjustment. (See Item 4)

SCHEDULE 13G

CUSIP No. Y26496102	Page 4 of 10 Pages

Item 1.

(a)	Name of Issuer:

FreeSeas Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

10 Eleftheriou Venizelou Street
(Panepistimiou Ave.)
106 71 Athens, Greece

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), and Joshua Sason (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.001 par value, of the Issuer (the “Common Stock”) owned directly by Hanover.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, New York 10004.

(c)	Citizenship:

Hanover is a New York limited liability company.

Mr. Sason is a United States citizen.

(d) Title of Class of Securities:

Common Stock, $0.001 par value

(e) CUSIP Number:

Y26496102

SCHEDULE 13G

CUSIP No. Y26496102	Page 5 of 10 Pages

Item 3. If this statement is filed pursuant to Sec.Sec.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Sec.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Sec.240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Sec.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Sec.240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Sec.240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Sec.240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

SCHEDULE 13G

CUSIP No. Y26496102	Page 6 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

The 1,850,000 shares of Common Stock owned directly by Hanover were acquired by Hanover pursuant to an order (the “Order”) entered by the Supreme Court of the State of New York, County of New York (the “Court”), approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between the Issuer and Hanover in the matter entitled Hanover Holdings I, LLC v. FreeSeas Inc., Case No. 150802/2013 (the “Action”). Hanover commenced the Action against the Issuer on January 28, 2013 to recover an aggregate of $740,651.57 of past-due accounts payable of the Issuer, which Hanover had purchased from certain vendors of the Issuer pursuant to the terms of separate claim purchase agreements between Hanover and each of such vendors, plus fees and costs (the “Claim”). The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Issuer and Hanover upon execution of the Order by the Court on February 13, 2013.

SCHEDULE 13G

CUSIP No. Y26496102	Page 7 of 10 Pages

Pursuant to the terms of the Settlement Agreement approved by the Order, on February 13, 2013, the Issuer issued and delivered to Hanover 1,850,000 shares of Common Stock (the “Settlement Shares”). For purposes of calculating the percentage of the class, the Reporting Persons have been informed by the Issuer that there were a total of 16,909,778 shares of Common Stock outstanding as of the close of business on February 12, 2013, the business day immediately preceding the date of the Order. Accordingly, immediately subsequent to the issuance of the Common Stock to Hanover pursuant to the Order, the Settlement Shares represented approximately 9.86% of the total number of shares of Common Stock outstanding. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the VWAP of the Common Stock over the 35-trading day period following the date of issuance of the initial Settlement Shares (or such shorter trading-day period as may be determined by Hanover in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “VWAP Shares”). As a result, the Issuer ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below). The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement, Hanover may, in its sole discretion, deliver one or more written notices to the Issuer, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Issuer will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Issuer will issue to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to the Issuer for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares.

SCHEDULE 13G

CUSIP No. Y26496102	Page 8 of 10 Pages

The Settlement Agreement provides that in no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

Furthermore, the Settlement Agreement provides that, for so long as Hanover or any of its affiliates hold any shares of Common Stock, Hanover and its affiliates are prohibited from, among other actions: (1) voting any shares of Common Stock owned or controlled by Hanover or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Issuer; or (2) engaging or participating in any actions, plans or proposals that relate to or would result in, among other things, (a) acquiring additional securities of the Issuer, alone or together with any other person, which would result in Hanover and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the Common Stock or other voting securities of the Issuer (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) changes in the present board of directors or management of the Issuer, (e) material changes in the capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Issuer by any person or entity, (h) causing a class of securities of the Issuer to be delisted, or (i) causing a class of equity securities of the Issuer to become eligible for termination of registration under the Exchange Act; or (3) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

Mr. Sason is the Chief Executive Officer of Hanover and owns all of the membership interests in Hanover. Accordingly, Mr. Sason, subject to the limitations of the Order described above, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Hanover, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by Hanover. Hanover is not a registered broker-dealer, and neither Hanover nor any of its affiliates is an affiliate or an associated person of a registered broker-dealer.

SCHEDULE 13G

CUSIP No. Y26496102	Page 9 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. Y26496102	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANOVER HOLDINGS I, LLC

Dated: February 13, 2013	By:	/s/ Joshua Sason
Name: Joshua Sason Title: Chief Executive Officer

/s/ Joshua Sason
JOSHUA SASON

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement by and between Hanover Holdings I, LLC and Joshua Sason

Exhibit 1

Joint Filing Agreement

This Joint Filing Agreement, entered into and effective as of February 13, 2013, is made by and between Hanover Holdings I, LLC and Joshua Sason (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G (the “Schedule 13G”) is filed on behalf of each of the Filers and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate. Each Filer consents to the filing of this Joint Filing Agreement as an exhibit to the Schedule 13G.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date set forth above.

HANOVER HOLDINGS I, LLC

By:	/s/ Joshua Sason
Name: Joshua Sason Title: Chief Executive Officer

/s/ Joshua Sason
JOSHUA SASON